SECURI 14040508 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 3/18/14

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Guggenheim SBC Holdings, LLC, as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc. as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, MO
February 26, 2014

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2013
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	12,027
Cash segregated in compliance with federal regulations		1,325
Notes receivable from affiliate		10,000
Receivables:		
Redemptions (including $485 due from affiliates)		13,559
Revenue sharing (including $1,168 due from affiliates)		3,485
Other due from affiliates		2,020
Other		4
Deferred selling commissions, net of accumulated amortization of $13,159		2,069
Other assets		13
Total assets	$	44,502
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	12,269
Purchases of insurance products (including $185 due to affiliates)		3,221
Accrued commissions and distribution costs		81
Other due to affiliates		2,678
Income taxes payable (including $95 state tax receivable)		376
Net deferred income taxes		380
Other liabilities		407
Total liabilities		19,412
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Retained earnings		3,785
Total stockholder's equity		25,090
Total liabilities and stockholder's equity	$	44,502

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Guggenheim SBC Holdings, LLC (GSBCH). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily distributes variable annuities and mutual funds sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

Cash Segregated in Compliance with Federal Regulations

In accordance with the SEC regulations, all cash that the Company holds for exclusive benefit of its clients has been segregated in a separate account from the Company's other operating cash accounts.

2. Significant Accounting Policies (continued)

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The Company holds money market funds as cash equivalents in the amount of $5,773, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2013. The only activity relates to the purchase and redemption of money market funds.

Redemption Receivables/Accounts Payable/Insurance Product Payables

Redemption receivables are amounts related to shareholder redemptions, which have been requested, but not yet received, from fund companies. Included in accounts payable are amounts related to redemptions due to participants and retirement plan administrators for which the Company has recorded a corresponding receivable from fund companies included in redemption receivables. Insurance product payables are amounts related to shareholder purchases, which have been requested, but not yet settled, with fund companies. These balances are typically settled one day after receiving a shareholder's request.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain variable annuity products with distribution fees and contingent deferred sales charges. These deferred selling commissions are amortized based on the revenue stream of contingent deferred sales charges and distribution fees.

(In Thousands)

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a separate federal income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for the years before 2010.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Recently Adopted Accounting Pronouncements

On January 1, 2013, the Company adopted ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities.* The amendments in ASU 2011-11 enhanced disclosures by requiring improved information about financial and derivative instruments that are either (1) offset (netting assets and liabilities) in accordance with Section 210-20-45 or Section 815-10-45 of the FASB ASC or (2) subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2011-11 did not have a material impact on the Company's financial statements.

(In Thousands)

3. Income Taxes

Deferred income taxes consist of the following as of December 31, 2013:

Deferred income tax liabilities	$	(845)
Deferred income tax assets		465
Net deferred income taxes	$	(380)

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

4. Employee Benefit Plans

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

5. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2013:

Net, balance at beginning of year	$	2,238
Costs deferred during the year		624
Amortized to expense during the year		(793)
Net, balance at end of year	$	2,069

As of December 31, 2013, there has been no impairment taken on the deferred selling commissions.

(In Thousands)

6. Related-Party Transactions

On February 24, 2012, the Company entered into a short-term intercompany promissory note due from SBC totaling $4,000 payable in full on February 23, 2013 (SBC Note 1). On February 24, 2013 this note was extended and is now payable in full on February 23, 2014. Interest on the principal amount of the note is due and payable at an annual rate of 2.65% with interest due at maturity.

On May 2, 2012, the Company entered into a short-term intercompany promissory note due from SBC totaling $6,000 payable in full on April 29, 2013 (SBC Note 2). On April 29, 2013 this note was extended and is now payable in full on April 24, 2014. Interest on the principal amount of the note is due and payable at an annual rate of 2.60% with interest due at maturity.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliate group.

7. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's results of operations or financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

(In Thousands)

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2013, the Company had net capital of $9,469, which was $8,194 in excess of its required net capital of $1,275. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 2.02 to 1 at December 31, 2013.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. On February 21, 2014, the Company extended the maturity on SBC Note 1 to February 20, 2015. Interest on the principal amount of the note is due and payable at an annual rate of 2.62% with interest due at maturity. There were no other events that occurred that were required to be recognized or disclosed in the accompanying financial statements.

EY
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Ernst & Young LLP
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Suite 2500
1200 Main Street
Kansas City, MO 64105-2143

Tel: +1 816 474 5200
Fax: +1 816 480 5369
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management
of Security Distributors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Security Distributors, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Security Distributors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the January 1, 2013 through December 31, 2013. Security Distributors, Inc.'s management is responsible for Security Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.
   - There was no assessment due
2. Compared the amounts reported on schedules derived from the FOCUS reports and the general ledger for the period from January 1, 2013 through December 31, 2013, with the amounts reported in Form SIPC-7 for the period from January 1, 2013 through December 31, 2013.
   - There were no findings
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers derived from the general ledger.
   - There were no findings

EY
Building a better working world

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   - There were no findings

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   - There were no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2014